

PRESS RELEASE

Crescent Point Announces 2022 Budget and Increased Return of Capital to Shareholders

December 6, 2021 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce its formal 2022 capital expenditures budget and production guidance, another quarterly dividend increase beginning first quarter 2022, planned share repurchases and the renewal of its credit facilities.

KEY HIGHLIGHTS

- Increased 2022 production guidance to 133,000 to 137,000 boe/d from the preliminary range of 131,000 to 135,000 boe/d.
- Disciplined capital expenditures budget of $825 to $900 million, which remains unchanged from the preliminary 2022 guidance.
- Strong execution in the Kaybob Duvernay resulting in additional well cost reductions that now total approximately 15 percent to date.
- Further increasing quarterly dividend by 50 percent and targeting up to $100 million of share repurchases over the next six months.
- Expected 2022 excess cash flow of $750 million to $1.0 billion at US$65/bbl to US$75/bbl WTI, supported by a strong hedge book.
- Successfully renewed unsecured, covenant-based credit facilities totaling $2.3 billion and extended maturity to November 2025.

“We have established a disciplined budget for 2022 and expect to generate strong returns and significant excess cash flow for our shareholders," said Craig Bryksa, President and CEO of Crescent Point. "In the coming year, we plan to build on our track record of strong performance focused on our key pillars of balance sheet strength and sustainability. Through our discipline and execution, including recent successes in the Kaybob Duvernay, we continue to make significant progress toward meeting our debt targets. As a result, we are accelerating our plans to return additional capital to shareholders in the form of another dividend increase and share repurchases. As we continue to strengthen our balance sheet, we expect to further increase our return of capital offering to shareholders in the context of our capital allocation framework."

2022 PRODUCTION AND CAPITAL EXPENDITURES BUDGET

Crescent Point's 2022 capital expenditures budget of $825 to $900 million is expected to generate annual average production of 133,000 to 137,000 boe/d. This production range represents an increase from the Company’s preliminary 2022 guidance of 131,000 to 135,000 boe/d and reflects the positive impact of Crescent Point’s strong operational performance, primarily driven by its Kaybob Duvernay asset.

The Company’s capital expenditures budget remains unchanged from its preliminary guidance. Crescent Point increased its cost inflation assumption for 2022, however, the assumed increase has been completely offset by well cost reductions recently realized in the Kaybob Duvernay.

Consistent with its capital allocation framework, the Company plans to allocate approximately 15 percent of its annual budget to long-term projects, including the advancement of various decline mitigation programs and environmental initiatives. Crescent Point’s decline mitigation projects during 2022 include additional waterflood conversions, the expansion of its polymer floods and a pilot program to test carbon dioxide (CO_2) sequestration and enhanced oil recovery in Saskatchewan. The Company’s 2022 budget includes capital allocated to environmental projects designed to further reduce Crescent Point’s overall emissions and inactive well inventory.

The Company’s 2022 budget is focused, with approximately 90 percent of total development capital allocated to the Kaybob Duvernay, Viewfield, Shaunavon, Flat Lake and North Dakota plays.

KAYBOB DUVERNAY

During fourth quarter 2021, Crescent Point successfully concluded drilling its first multi-well pad in the Kaybob Duvernay, with completion operations currently underway. The Company also recently started drilling its second multi-well pad in the play, with completions expected in the first half of 2022.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

Crescent Point's Kaybob Duvernay well costs, including drilling, completion, equip and tie-in, are now approximately $8.75 million. Current well costs are now down approximately $1.50 million, or 15 percent, from estimated costs when the Company originally entered the play in second quarter 2021. These initial savings, which include the previously announced completion cost reductions of approximately 20 percent, or $1.00 million per well, were realized despite using a larger frac design to increase recoverable reserves. The Company will continue to focus on cost improvements and enhancing overall returns with ongoing drilling and completions optimization.

Crescent Point expects to release production data for its initial wells, including partner wells completed as part of its recent farm-in agreement, in early 2022 after attaining 30-day rates. Those wells that are currently onstream, or awaiting tie-in, have demonstrated strong initial flowback results.

Crescent Point's strategic entry into the Kaybob Duvernay in 2021 has significantly enhanced the Company's balance sheet strength and sustainability. The Kaybob Duvernay represents the largest allocation by area within Crescent Point's 2022 budget at over 25 percent, given the play's competitive economics, strong initial operational results and production growth outlook. This asset is expected to generate approximately $275 to $350 million of net operating income less capital expenditures in 2022 at US$65/bbl to US$75/bbl WTI and production of approximately 37,000 boe/d on average, up from approximately 30,000 boe/d when it originally entered the play. The Company now expects to repay the entire cash portion of the Kaybob Duvernay acquisition by year-end 2021.

RETURN OF ADDITIONAL CAPITAL TO SHAREHOLDERS

The Company's Board of Directors has approved and declared a first quarter 2022 dividend of $0.045 per share to be paid on April 1, 2022 to shareholders of record on March 15, 2022, which represents a 50 percent increase from its fourth quarter 2021 dividend. On an annualized basis, this equates to a dividend payment of $0.18 per share. The Company's previously announced fourth quarter 2021 dividend of $0.03 per share is scheduled to be paid on January 4, 2022.

The new dividend level equates to a payout ratio of approximately seven percent of Crescent Point's expected 2022 adjusted funds flow at US$50/bbl WTI. This payout ratio provides dividend sustainability at lower commodity prices, with the ability to grow over time. It also provides flexibility, allowing the Company to continue to prioritize its balance sheet by allocating the majority of its near-term excess cash flow to debt repayment.

In addition to increasing its base dividend, Crescent Point also plans to allocate up to $100 million to share repurchases over the following six months. The Company believes the current value of its common shares does not reflect its underlying fundamental value and that share repurchases provide an attractive opportunity to improve Crescent Point's per share metrics. The planned share repurchases, which equate to over three percent of the Company's current market capitalization, are expected to be partially completed under Crescent Point's existing normal course issuer bid ("NCIB") which expires in March 2022. The Company plans to renew its NCIB with the Toronto Stock Exchange in first quarter 2022.

Crescent Point expects to fully fund its 2022 capital expenditures budget and planned return of capital to shareholders at a low oil price of approximately US$40/bbl WTI. Assuming US$65/bbl to US$75/bbl WTI, the Company expects to generate excess cash flow of approximately $750 million to $1.0 billion in 2022, prior to dividends and expected share repurchases, providing Crescent Point with significant flexibility to create additional shareholder value in the current oil price environment. As the Company continues to strengthen its balance sheet it will look to further increase its return of capital offering to shareholders in the context of its capital allocation framework.

Approximately 50 percent of Crescent Point's oil and liquids production in 2022, net of royalty interest, is now hedged to further protect its balance sheet and expected excess cash flow generation. Crescent Point's leverage ratio is expected to be at or below 1.0 times net debt to adjusted funds flow in early 2022, based on current forward strip commodity prices.

RENEWAL OF CREDIT FACILITIES

During fourth quarter 2021, Crescent Point successfully renewed and extended its unsecured, covenant-based credit facilities with a maturity date of November 2025. Given its significant unutilized credit capacity, the Company downsized its credit facilities to $2.3 billion, better aligning the facilities with the size of the organization while reducing the carrying cost of maintaining undrawn credit capacity. Crescent Point expects to have an unutilized credit capacity of approximately $1.8 billion at year-end 2021.

2022 BUDGET AND GUIDANCE SUMMARY

Total Annual Average Production (boe/d) [1]	133,000 – 137,000

Capital Expenditures	
Development capital expenditures ($ million)	$825 - $900
Capitalized G&A ($ million)	$40
Total ($ million) [2]	$865 - $940

Other Information for 2022 Guidance	
Reclamation activities ($ million) [3]	$20
Capital lease payments ($ million)	$20
Annual operating expenses ($/boe)	$13.25 - $13.75
Royalties	12.5% - 13.0%

1) The revised total annual average production (boe/d) is comprised of approximately 80% Oil & NGLs and 20% Natural Gas

2) Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures is allocated on an approximate basis as follows: 85% drilling & development and 15% facilities & seismic

3) Reflects Crescent Point's portion of its expected total budget

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "adjusted funds flow from operations", "net debt to adjusted funds flow" and "excess cash flow". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow is equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

Excess cash flow is defined as adjusted funds flow from operations less capital expenditures, payments on lease liability, decommissioning expenditures funded by the Company and other cash items (excluding net acquisitions and dispositions). Management utilizes excess cash flow as a key measure to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. The Company has previously presented excess cash flow as net of dividends. To provide a more comparable definition of excess cash flow to other issuers, excess cash flow is now prior to dividends.

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, and long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Net debt to adjusted funds flow is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Management believes the presentation of the non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "plans", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: 2022 production guidance of 133,000 to 137,000 boe/d; 2022 development capital expenditures budget of $825 to $900 million; a 50% quarterly dividend increase; a target of up to $100 million of share repurchases over the next six months; estimated 2022 excess cash flow of $750 million to $1.0 billion at US$65/bbl to US$75/bbl WTI, supported by a strong hedge book; planned capital allocated to environmental projects designed to further reduce overall emissions and inactive well inventory; expectations of returning additional capital to shareholders, as balance sheet strengthens; continued strong execution; significant ongoing progress toward debt targets; expected 2022 production reflecting strong operational performance in the Company's assets, primarily driven by the Kaybob Duvernay asset; 2022 cost inflation expectations and how Kaybob Duvernay well cost reductions are expected to offset such inflation; plans to allocate approximately 15 percent of the Company's annual budget to long-term projects, including decline mitigation programs and environmental initiatives; decline mitigation initiatives planned for 2022, including additional waterflood conversions, the planned expansion of polymer floods and a pilot program to test carbon dioxide (CO_2) sequestration and enhanced oil recovery in Saskatchewan; allocation of 2022 development capital to plays, and in particular to the Kaybob Duvernay play; expected Kaybob Duvernay production of approximately 37,000 boe/d in 2022 and 30,000 boe/d in 2021; assuming US$65/bbl to US$75/bbl WTI, estimated net operating income less capital expenditures of approximately $275 to $350 million from the Kaybob Duvernay in 2022; Kaybob Duvernay second multi-well pad completion expected in the first half of 2022; expected additional Kaybob Duvernay well cost improvements and enhancement of overall returns with ongoing drilling and completions optimization; timing for release of production data for the Company's second multi-well pad in the Kaybob Duvernay; attributes and benefits of the Kaybob Duvernay; anticipated timing to repay the entire cash portion of the Kaybob Duvernay acquisition; timing and amount of 2022 dividends; percentage of the Company's expected 2022 adjusted funds flow at US$50/bbl WTI that the increased, annualized, dividend represents; characteristics of the increased 2022 dividend, including flexibility, ability to grow and sustainability; prioritization of the Company's balance sheet with the majority of near-term excess cash flow allocated to debt repayment; timing of leverage ratio to be at or below 1.0 times net debt to adjusted funds flow; plans to allocate up to $100 million to share repurchases over the following six months; NCIB renewal plans, approvals and expectations; fully funded 2022 capital expenditures budget and planned return of capital to shareholders, at an oil price of approximately US$40/bbl WTI; anticipated significant flexibility in 2022 to create additional shareholder value in the current oil price environment; continued strengthening in the Company's balance sheet; potential to increase the Company's return of capital offering to shareholders in the context of the Company's capital allocation framework; how hedges are expected to protect the Company's balance sheet and expected excess cash flow generation; expected unutilized credit capacity of approximately $1.8 billion at year-end 2021; and 2022 budget and guidance including: 2022 capitalized G&A, reclamation activities, capital lease payments, annual operating expenses and royalties.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2020 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2020, and for the quarter ended September 30, 2021, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three and nine months ended September 30, 2021, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", and "Guidance" (as updated herein). In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19, including current and new variants thereof; uncertainty regarding the benefits and costs of acquisitions and dispositions; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States Mexico Agreement; uncertainties associated with credit facilities and counterparty credit risk; cybersecurity risks; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.